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                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-70045





                                15,214,220 SHARES

                        DIGITAL GENERATION SYSTEMS, INC.

                                  COMMON STOCK

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       THIS PROSPECTUS RELATES TO THE PUBLIC OFFERING OF 15,214,220 SHARES
             OF THE COMMON STOCK OF DIGITAL GENERATION SYSTEMS, INC.
                    THIS OFFERING IS NOT BEING UNDERWRITTEN.

                                   -----------

           INVESTING IN THE COMMON STOCK INVOLVES CONSIDERABLE RISKS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                                  -----------

        From time to time, the shares (the "Shares") of Common Stock (the "Common Stock") may be offered by certain shareholders (the "Selling Shareholders") of Digital Generation Systems, Inc. ("DG Systems" or the "Company") in transactions (i) on the Nasdaq National Market, (ii) in privately negotiated transactions, or (iii) by a combination of such methods of sale. Such sales may occur at fixed prices that are subject to change, at prevailing market prices or at negotiated prices.

        Selling Shareholders may sell Shares through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders, the purchasers of the Shares, or both. Selling Shareholders may also sell Shares to broker-dealers buying for their own account, and these broker-dealers may receive similar compensation from such Selling Shareholders. Compensation received by such broker-dealers may exceed that which is considered customary. See "Selling Shareholders" and "Plan of Distribution."

        DG Systems will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. We have agreed to bear certain expenses in connection with the registration and sale of the Shares being offered by the Selling Shareholders.

        The Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

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        On February 8, 1999, the closing bid price of the Company's Common Stock on the Nasdaq National Market was $5.75 per share. The Common Stock is traded on the Nasdaq National Market under the symbol "DGIT."

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               THE DATE OF THIS PROSPECTUS IS FEBRUARY 12, 1999

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                                TABLE OF CONTENTS


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                                                                                             PAGE

   Prospectus Summary......................................................................   3
   Risk Factors............................................................................   4
   Use of Proceeds.........................................................................   14
   Selling Shareholders....................................................................   15
   Plan of Distribution....................................................................   19
   Description of Capital Stock............................................................   20
   Legal Matters...........................................................................   23
   Experts.................................................................................   23
   Available Information...................................................................   23
   Information Incorporated by Reference...................................................   24


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                               PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information appearing elsewhere in this Prospectus and the document incorporated by reference in this Prospectus.


        This Prospectus, including the documents incorporated by reference herein, contains forward-looking statements. Statements contained in this Prospectus or incorporated by reference herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("the Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including without limitation statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to DG Systems on the date hereof, and we assume no obligation to update any such forward-looking statements. A forward-looking statement involves a prediction, the accuracy of which is subject to risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in this Prospectus under "Risk Factors." You should carefully consider the risks described in the "Risk Factors" section, in addition to the other information set forth in this Prospectus and incorporated by reference herein, before making an investment decision.

                                   THE COMPANY

        Digital Generation Systems, Inc. ("DG Systems" or the "Company") was incorporated in 1991. We operate a nationwide multimedia network designed to provide media distribution and related services to the broadcast industry by linking content providers to radio and television stations. We primarily provide electronic and physical distribution of audio and video spot advertising to radio and television stations, and advertising agencies and production studios generate most of our revenue. Our principal executive offices are located at 875 Battery Street, San Francisco, California 94111, and our telephone number is
(415) 276-6600.


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                                  RISK FACTORS


        An investment in the Common Stock involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before investing in the Common Stock. All statements, trend analysis and other information contained in this Prospectus and in the documents incorporated by reference in this Prospectus relative to markets for the Company's products and services and trends in total revenues, gross margin and anticipated expense levels, as well as other statements incorporating words such as "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and our actual results of operations may differ materially from those contained in the forward-looking statements. The cautionary statements apply to all forward-looking statements wherever they appear in this Prospectus and in the documents incorporated by reference in this Prospectus.

HISTORY OF LOSSES; FUTURE OPERATING RESULTS UNCERTAIN

     DG Systems was founded in 1991 and has been unprofitable since its inception. We expect to continue to generate net losses for much of the next twelve months. As of September 30, 1998, our accumulated deficit was $88.5 million. Although the Company has recently experienced significant growth, a significant portion of such growth is due to acquisitions. In addition, such growth rates may not be sustainable and you should not use such growth rates as an indication of future sales growth, if any, or as an indication of future operating results. Our future success also depends in part on obtaining continued reductions in delivery and service costs, particularly our ability to continue to automate order processing and to reduce telecommunications costs. As a result of the foregoing factors, there can be no assurance that our sales will grow or that our sales will be sustained in future periods. In addition, there can be no assurance that we will be able to reduce delivery and service costs, or that we will achieve or sustain profitability in any future period.

DEPENDENCE ON ELECTRONIC VIDEO ADVERTISING DELIVERY SERVICE DEPLOYMENT

     We have made a substantial investment in upgrading and expanding our network operating center and in populating television stations with the units necessary for the receipt of electronically delivered video advertising content. However we cannot assure you that the placement of these units will cause this service to achieve adequate market acceptance among customers that require video advertising content delivery. Our inability to place units in an adequate number of stations or our inability to capture market share among content delivery customers which may be the result of price competition, new product introductions from competitors or otherwise would seriously harm our business, operating results and financial position.

     In addition, we believe that in order to more fully address the needs of potential video delivery customers we will need to develop a set of ancillary services that typically are provided by dub and ship houses. These ancillary services include physical archiving, closed captioning, modification of slates and format conversions. Such services will need to be provided on a localized basis in each of the major cities in which we provide services directly to agencies and advertisers. We currently have the capability to provide such services through our facilities in New York, Los Angeles and Chicago. However, we cannot assure you that we will be able to successfully contract for and provide these services in each or any major metropolitan area or that we will be able to provide competitive video distribution services in other U.S. markets. Also, although we are taking the steps we believe are required to achieve the network capacity and scalability necessary to deliver video content reliably and cost effectively as video advertising delivery volume grows, we cannot assure you that we will achieve such goals and our failure to do so may seriously harm our business, operating results and financial position. In addition, we may be unable to retain current audio delivery customers or attract future audio delivery customers who may ultimately demand delivery of both media content unless we can successfully continue to develop and provide video transmission services. The failure to retain such customers could seriously harm our results of operations and financial condition.


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DEPENDENCE ON EMERGING MARKETS

     The market for the electronic delivery of digital audio and video transmissions by advertisers, advertising agencies, production studios, and video and music distributors to radio and television stations, is relatively new, and alternative technologies are rapidly evolving. Our marketing task requires us to overcome buyer inertia related to the diffuse and relatively low level decision making regarding an agency's choice of delivery services and long standing relationships with existing dub and ship vendors. Therefore, it is difficult to predict the rate at which the market for the electronic delivery of digital audio and video transmissions will grow, if such market grows at all. If the market fails to grow, or grows more slowly than anticipated, our business, operating results and financial condition would be seriously harmed. Even if the market does grow, we cannot assure you that our products and services will achieve commercial success. Although we intend to conform our products and services to meet existing and emerging standards in the market for the electronic delivery of digital audio and video transmissions, we cannot assure you that we will be able to conform our products to such standards in a timely fashion, or that we be able to conform our products to such standards at all. We believe that our future growth will depend, in part, on our ability to add these services and additional customers in a timely and cost-effective manner. However, we cannot assure you that we will be successful in developing such services, or in obtaining new customers for such services. See "Dependence on New Product Introductions." Furthermore, we cannot assure you that we will be successful in obtaining a sufficient number of radio and television stations, radio and television networks, advertisers, advertising agencies, production studios, and audio and video distributors who are willing to bear the costs of expanding and increasing the integration of our network, including our field receiving equipment and rooftop satellite antennae.

     Our marketing efforts to date with regard to our products and services have involved identification and characterization of specific market segments for these products and services with a view to determining the target markets that will be the most receptive to such products and services. We cannot assure you that we have correctly identified such markets or that our planned products and services will address the needs of such markets. Furthermore, we cannot assure you that our technologies, in their current form, will be suitable for specific applications or that further design modifications, beyond anticipated changes to accommodate different markets, will not be necessary. Broad commercialization of our products and services will require us to overcome significant market development hurdles, many of which may not currently be foreseen.

OTHER RISKS ASSOCIATED WITH NASDAQ NATIONAL MARKET LISTING QUALIFICATION

        The holders of the registered Common Stock of DG Systems currently enjoy a substantial benefit in terms of liquidity by having such Common Stock listed on the Nasdaq National Market trading system. This benefit would be lost if we were to be delisted from the Nasdaq National Market. On November 25, 1998, we received notice from the Nasdaq Stock Market, Inc. ("Nasdaq") that, on the basis of our Quarterly Report on Form 10-Q for the quarter ending September 30, 1998, our net tangible assets had fallen below the level required for continued inclusion of our common stock on the Nasdaq National Market trading system. On December 10, 1998, we submitted information to Nasdaq that we had raised approximately $11 million and, therefore, believed that we were once again in compliance with all of the requirements for continued listing on the Nasdaq National Market. Nasdaq subsequently requested additional information regarding our August 1998 and December 1998 financing activities as well as our acquisition of substantially all of the assets of Digital Courier International, Inc. ("DCI") in order to ascertain our compliance with applicable corporate governance rules. On December 17, 1998, we submitted additional information to Nasdaq in response to this request. While we believe we are in compliance with Nasdaq's continued listing requirements and corporate governance rules, we cannot assure you that Nasdaq will make such a finding or that we will be able to continue to have our registered Common Stock listed on the Nasdaq National Market or similar public securities exchange.

UNCERTAINTIES RELATING TO INTEGRATION OF OPERATIONS

     We effected the recent acquisitions of PDR Productions, Inc. ("PDR"), a media duplication and distribution company, Starcom Mediatech, Inc. ("Mediatech"), a company with services typical of a traditional dub and ship house, and DCI, a supplier of electronic distribution and communications services for the radio broadcast industry in


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the United States and Canada, with the expectation that such strategic acquisitions would result in enhanced efficiencies for the combined company. To date we have not fully completed the integration of PDR, Mediatech or DCI with DG Systems. Achieving the anticipated benefits of these acquisitions will depend in part upon whether the integration of the organizations and businesses of PDR, Mediatech and DCI with those of DG Systems is achieved in an efficient, effective and timely manner. However, we cannot assure you that such an integration will occur. The successful integration and expansion of our business following our acquisition of PDR, Mediatech and DCI requires communication and cooperation among the senior executives and key technical personnel of DG Systems, PDR, Mediatech and DCI. Given the inherent difficulties involved in completing a business combination, we cannot assure you that such cooperation will occur or that the integration of the respective organizations will be successful and will not result in disruptions in one or more sectors of our business. The failure to effectively accomplish the integration of the operations of PDR, Mediatech and DCI with those of DG Systems could seriously harm our results of operations and financial condition. In addition, we cannot assure you that all of our current and potential customers will favorably view our services as offered through PDR, Mediatech and DCI or that we will realize any of the other anticipated benefits of the acquisitions. Moreover, as a result of these acquisitions, certain of our customers may perceive PDR, Mediatech or DCI to be a competitor, and this could affect such customers' willingness to do business with us in the future. The loss of significant customers would seriously harm our results of operations and financial condition.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     We intend to continue making capital expenditures to produce and install Record Sent Terminals ("RSTs"), ADvantage Receive Playback Terminals ("RPTs"), Video Record Transmission Systems ("VRTSs") and ADvantage Digital Video Playback Systems ("DVPS") units and to introduce additional services. In addition, we continually analyze the costs and benefits of acquiring certain businesses, products or technologies that we may from time to time identify, and our related ability to finance such acquisitions. Assuming that we do not pursue one or more additional acquisitions funded by internal cash reserves, we anticipate that our existing capital, cash from operations, and funds available under existing term loan and line of credit agreements should be adequate to satisfy our capital requirements until the fourth quarter of 1999. However, we cannot assure you that we will not require additional capital sooner than currently anticipated or that any such additional funds will be adequate to fund our capital needs, which capital needs depend upon numerous factors, including:

o       the progress of our product development activities;
o       the cost of increasing our sales and marketing activities; and
o       the amount of revenues generated from operations.

None of the foregoing factors can be predicted with certainty. In addition, we are unable to predict the precise amount of future capital that we will require, particularly if we pursue one or more such acquisitions. Furthermore, we can not assure you that either additional financing will be available to us, or if it is available, that such additional financing will be available on acceptable terms. Our inability to obtain financing for such acquisitions on acceptable terms may prevent us from completing advantageous acquisitions and consequently could seriously harm our prospects and future rates of growth. Our inability to obtain additional funding for continuing operations or an acquisition would seriously harm our business, financial condition and results of operations. Consequently, we could be required:

o       to significantly reduce or suspend our operations,
o       to seek a merger partner, or
o to sell additional securities on terms that are highly dilutive to our existing investors.

DEPENDENCE ON TECHNOLOGICAL DEVELOPMENTS

     The market for the distribution of digital audio and video transmissions is characterized by rapidly changing technology. Our success will depend, in part, on the technological quality of our products and processes relative to those of our competitors and our ability to develop and introduce new and enhanced products and services at competitive prices and in a timely and cost-effective fashion. Our development efforts have been focused on:


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     o Satellite transmission technology;
     o Video compression technology;
     o TV station systems interfaces; and
     o Reliability and throughput enhancements to the network.

     The growth of our electronic video delivery services also depends on our ability to obtain reliable and cost-effective satellite delivery capability. Development efforts in satellite transmission technology are oriented to development and deployment of software to lower transmission costs and increase delivery reliability. Development efforts in video compression technology are directed toward integration of emerging broadcast quality compression systems within our existing network, thereby continuing to improve picture quality while maintaining compliance with industry standards. TV station system interface implementation includes various system control protocols and improvements of the system throughput and reliability. We have an agreement with Hughes Network Systems, Inc. ("Hughes") giving us access to Hughes' satellite capacity for electronic delivery of digital audio and video transmissions by that media. We have developed and incorporated the software designed to enable the current DVPSs to receive digital satellite transmissions over the Hughes satellite system. However, the Hughes satellite system may not have the capacity to meet our future delivery commitments and broadcast quality requirements on a cost-effective basis, if at all. See "Dependence on Certain Suppliers."

     The introduction of new products can render existing products obsolete or unmarketable. We may not be successful in identifying, developing, contracting for the manufacture of, and marketing product enhancements or new products that respond to technological change. In addition, we may experience difficulties that could delay or prevent the successful development, introduction and marketing of any new products or product enhancements, and these products may not adequately meet the requirements of the marketplace and achieve market acceptance. Delays in the introduction of new products and services or enhancements to existing products and services may result in customer dissatisfaction and delay or loss of revenue. The inability to develop and introduce new products and services or enhancements of existing products and services in a timely manner or with a significant degree of market acceptance could seriously harm our business, financial condition and results of operations.

DEPENDENCE ON RADIO ADVERTISING

     Prior to our acquisitions of PDR and Mediatech, our revenues were derived principally from a single line of business, the delivery of radio advertising spots from advertising agencies, production studios and dub and ship houses to radio stations in the United States. We expect the delivery of such services to continue to account for a significant portion of our revenues for some time. A decline in demand for, or average selling prices of, our radio advertising delivery services for any of the following reasons, or otherwise, would seriously harm our business, financial condition and results of operations:

     o competition from new advertising media;

     o new product introductions or price competition from competitors;

     o a shift in purchases by customers away from our premium services, such as DG Priority or DG Express; and

     o a change in the technology used to deliver such services.

Additionally, we are dependent on our relationship with the radio stations in which we have installed communications equipment. Should a substantial number of these stations go out of business, experience a change in ownership, or discontinue the use of our equipment in any way, it could seriously harm our business, financial condition and results of operations.

ABILITY TO MAINTAIN AND IMPROVE SERVICE QUALITY

     Our business is dependent on our ability to make cost-effective deliveries to broadcast stations within the time periods requested by customers. Any failure to do so, whether or not within our control, could result in an


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advertisement not being run and in the station losing air-time which it could have otherwise sold. Although we disclaim any liability for lost air-time, claims by stations for lost air-time may nevertheless be asserted in these circumstances and dissatisfied advertisers may refuse to make further deliveries through DG Systems in the event of a significant occurrence of lost deliveries, either of which would seriously harm our business, financial condition and results of operations. Although we maintain insurance against business interruption, such insurance may not be adequate to protect us from significant loss in these circumstances or from the effects of a major catastrophe (such as an earthquake or other natural disaster) which could result in a prolonged interruption of our business. In particular, our network operating center is located in the San Francisco Bay area, which has in the past and may in the future experience significant, destructive seismic activity that could damage or destroy our network operating center. In addition, our ability to make deliveries to stations within the time periods requested by customers depends on a number of factors, some of which are outside of its control, including:

     o Equipment failure;

     o Interruption in services by telecommunications service providers; and

     o The inability to maintain our installed base of RSTs, RPTs, VRTSs and DVPS video units that comprise our distribution network.

Failure to make timely deliveries for whatever reason could result in dissatisfied advertisers refusing to make further deliveries through DG Systems which would seriously harm our business, financial condition and results of operations.

COMPETITION

     We currently compete in the market for the distribution of audio advertising spots to radio stations and the distribution of video advertising spots to television stations. The principal competitive factors affecting these markets are ease of use, price, timeliness and accuracy of delivery. The Company competes with a variety of dub and ship houses and production studios that have traditionally distributed taped advertising spots via physical delivery. Although such dub and ship houses and production studios do not currently offer electronic delivery, they have long-standing ties to local distributors that will be difficult for us to replace. Some of these dub and ship houses and production studios have greater financial, distribution and marketing resources and have achieved a higher level of brand recognition than we have. In September 1998, we acquired substantially all of the assets of DCI, a supplier of electronic distribution and communications services for the radio broadcast industry in the United States and Canada. This acquisition has resulted in:

     o Expansion of our customer base;

     o An increase in the number of radio stations included in our network; and

     o An improvement in our ability to provide a point to point delivery service between the radio stations and groups.

     o We believe that we now offer the only nationwide electronic delivery option for audio spot distribution. In the market for the distribution of video content to television stations, we encounter competition from numerous large and small dub and ship houses and production studios, certain of which currently function as marketing partners with DG Systems in the audio distribution market.

To the extent that we are successful in entering new markets, such as the delivery of other forms of content to radio and television stations, we would expect to face competition from companies in related communications markets and/or package delivery markets. Some of these companies in related markets could offer products and services with functionality similar or superior to that offered by our products and services. Telecommunications providers such as AT&T, MCI Worldcom and Regional Bell Operating Companies could also enter the market as competitors with materially lower electronic delivery transportation costs. We could also face competition from entities with package delivery expertise such as Federal Express, United Parcel Service, DHL and Airborne if any such companies enter the electronic data delivery market. Radio networks such as ABC or Westwood One could also become competitors by selling and transmitting advertisements as a complement to their content programming.


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     Many of our current and potential competitors in the markets for audio and video transmissions have substantially greater financial, technical, marketing and other resources and larger installed customer bases than DG Systems. We may not be able to compete successfully against current and future competitors based on these and other factors. We expect that an increasingly competitive environment will result in price reductions that could result in lower profits and loss of market share, all of which would seriously harm our business, financial condition and results of operations. Moreover, the market for the distribution of audio and video transmissions has become increasingly concentrated in recent years as a result of acquisitions, which are likely to permit many of our competitors to devote significantly greater resources to the development and marketing of new competitive products and services. We expect that competition will increase substantially as a result of these and other industry consolidations and alliances, as well as the emergence of new competitors. Accordingly, we may not be able to compete successfully with new or existing competitors, and the effects of such competition could seriously harm our business, financial condition and results of operations.

ABILITY TO MANAGE GROWTH

     We have recently experienced a period of rapid growth that has resulted in new and increased responsibilities for management personnel and that has placed and continues to place a significant strain on our operating, management and financial systems and resources. To accommodate this recent growth and to compete effectively and manage future growth, if any, we must continue to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage our work force. In particular, we believe that to achieve these objectives we must complete the following:

     o Automation of the customer order entry process;

     o Integration of the delivery fulfillment process into the customer billing system; and

     o Combination of these systems with those of PDR, Mediatech and DCI.

Our personnel, systems, procedures and controls may not be adequate to support our existing and future operations. Any failure to implement and improve our operational, financial and management systems or to expand, train, motivate or manage our employees could seriously harm our business, financial condition and results of operations.

YEAR 2000 READINESS DISCLOSURE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date codes fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many such currently installed computer systems and software products used by many companies will need to be upgraded to enable such systems and computer hardware and software products to avoid the potential effects associated with this year 2000 coding problem. We have done a preliminary internal assessment of the components and applications of our network and have determined that a number of these components are year 2000 compliant. To further identify potential issues, we have hired a third party consulting firm to inventory the various internal and external systems and related applications upon which we may be dependent and to assess both the level of dependence and the exposure in each area to year 2000 risks. This study is not yet complete, and we have not yet fully completed our assessment of the full range of risks. A complete action plan awaits the completion of this report and is expected to be in place early in 1999.

     In the interim, we are continuing to take the steps we believe are necessary to address the network and related applications we have identified that are not year 2000 compliant. These issues will be addressed primarily through internal development efforts. Although we have direct programming control over our network applications, our computer hardware and software products may not contain all necessary code changes in their date code fields to avoid any or all damaging interruptions and other problems associated with date entry limitations. We are also dependent upon other third parties, in particular our telephone and satellite transmission suppliers, in order to provide our electronic distribution services. See "Dependence on Certain Suppliers." We are in the process of obtaining relevant information from these suppliers in order to increase awareness of potential issues. If such vendors' systems are not year 2000 compliant it could have a material adverse effect on our operations. At this time


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we have not fully quantified the potential impact of third party vendor year
2000 issues. We currently do not anticipate that the direct resource requirements or expenses related to resolving year 2000 issues will have a significant adverse effect on our operating results or financial position.

     We believe that the purchasing pattern of our current and potential customers may be affected by the year 2000 problem described above in a variety of ways. For example, as the year 2000 approaches, some of our current customers may develop concerns about the reliability of our electronic delivery services and, as a result, shift their delivery work to less technical dub and ship operations. Likewise, some potential customers with the same concern may elect not to utilize our electronic delivery services until after year 2000 and beyond. If any potential customers elect to not utilize our delivery services for any period of time on the basis of year 2000 concerns, our business and financial prospects for growth could be adversely affected. If any of our current customers shift some or all of their delivery work to other delivery providers, our business, financial condition and results of operations would be adversely affected. In addition to the foregoing, in the event that we do experience interruptions and problems with our computer hardware and software products due to year 2000 limitations, some or all of our current customers may shift some or all of their delivery work to other delivery providers without year 2000 problems. Moreover, potential customers of DG Systems may elect not to utilize our delivery services in the event of any such interruptions and problems. Any of the foregoing could seriously harm our business, financial condition and results of operations. At this time we have not fully developed detailed contingency plans for the possibility of significant disruption due to year 2000 issues. Preliminary discussions have been held but timing of the development of such a contingency plan will be dependent upon the findings and resulting actions taken based on the risk assessment studies discussed above.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; SEASONALITY

     Our quarterly operating results have in the past and may in the future vary significantly depending on factors such as:

     o Volume of advertising in response to seasonal buying patterns;

     o Timing of introductions of new products and services;

     o Increased competition;

     o Timing of our promotional efforts; and

     o General economic factors.

For example, we have historically experienced lower sales in the first quarter and higher sales in the fourth quarter due to increased customer advertising volumes for the Christmas selling season. As a result, we believe that period to period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. In any single period, our revenues and delivery costs are subject to variation based on changes in the volume and mix of deliveries performed during such period. In particular, our operating results have historically been significantly influenced by the volume of deliveries ordered by television stations during the "Sweeps" rating periods that currently take place in February, May, August and November. The increased volume of these deliveries during such periods and our relatively higher prices for "Sweeps" advertisements have historically increased the total revenues and revenues per delivery and tended to reduce relative delivery costs. Our expense levels are based, in part, on our expectations of future sales levels. If sales levels are below expectations, operating results are likely to be seriously harmed. In addition, we have historically operated with little or no backlog. The absence of backlog increases the difficulty of predicting sales and operating results. Fluctuations in sales due to seasonality may become more pronounced as our sales growth rate slows. Due to the unique nature of our products and services, we believe that we will incur significant expenses for sales and marketing, including advertising, to educate potential customers about such products and services.

DEPENDENCE ON KEY PERSONNEL

     Our success depends to a significant degree upon the continuing contributions of, and on our ability to attract and retain, qualified management, sales, operations, marketing and technical personnel. We generally have not entered into employment or noncompetition agreements with any of our employees. We do not maintain key man life insurance on the lives of any of our key personnel. The competition for qualified personnel, particularly engineering staff, is intense, and it possible that we may not be able to continue to attract and retain qualified management, sales and technical personnel for the development of its business. If we are unable to attract, hire and retain qualified personnel in the future, the success of our business could be impaired, and this could seriously harm our business, operating results and financial condition.

DEPENDENCE ON CERTAIN SUPPLIERS

     We rely on certain single or limited-source suppliers for integral components used for the assembly of our audio and video units. Although these suppliers are generally large, well-financed organizations, in the event that a supplier were to experience financial or operational difficulties that resulted in a reduction or interruption in component supply to DG Systems, it would delay our deployment of audio and video units. This would have the effect of depressing our business until we were able to establish sufficient component supply through an alternative source. We believe that there are currently alternative component manufacturers that could supply the components required to produce our products, but we are not currently pursuing agreements or understandings with such alternative sources. If a reduction or interruption of supply were to occur, it could take a significant period of time for us to qualify an alternative subcontractor, redesign its products as necessary and contract for the manufacture of such products. We do not have long-term supply contracts with our sole- or limited-source vendors, and we purchase our components on a purchase order basis. We have experienced component shortages in the past, and material component shortages or production or delivery delays may occur in the future. The inability to continue to obtain sufficient quantities of components in a timely manner, as required, or to develop alternative sources, as required, could result in delays or reductions in product shipments or product redesigns, which would seriously harm our business, financial condition and results of operations.

     Pursuant to our development efforts in the area of satellite transmission technology, we have successfully completed live field trials of software designed to enhance and enable the current RPTs to receive digital satellite transmissions over the Hughes satellite system. Our dependence on Hughes' satellite system entails a number of significant risks. Our business, results of operations and financial condition would be seriously harmed if Hughes were unable for any reason to continue to meet our delivery commitments on a cost-effective basis or if any transmissions failed to satisfy our quality requirements. In the event that we were unable to continue to use Hughes' satellite capacity, we would have to identify, qualify and transition deliveries to an acceptable alternative satellite transmission vendor. Such an alternative satellite transmission vendor may not be available in a position to satisfy our delivery requirements on a timely and cost-effective basis, if at all. In the event that such an alternative satellite transmission vendor were available, the identification, qualification and transition process could take up to nine months or longer.

     We obtain our local access telephone transmission services through Teleport Communications Group. We obtain our long distance telephone access through an exclusive contract with MCI Worldcom, which expires in 2001. Any material interruption in the supply or a material adverse change in the price of either local access or long distance carrier service could seriously harm our business, results of operations and financial condition.

DEPENDENCE ON NEW PRODUCT INTRODUCTIONS

     Our future growth depends on the successful and timely introduction of new products and services in markets that do not currently exist or are just emerging. Our goal is to introduce new services, such as media archiving and the ability to quickly and reliably give an agency the ability to preview and authorize electronic delivery of video advertising spots. We may not be able to successfully complete development of such products and services. Even if any such development is completed, we may not be able to introduce these products and services and they may not realize market acceptance or meet the technical or other requirements of potential customers. The failure to successfully development and introduce new products and services could seriously harm our business, financial condition and results of operations.

DEPENDENCE ON PROPRIETARY TECHNOLOGY, PROTECTION OF TRADEMARKS, COPYRIGHTS, AND OTHER PROPRIETARY INFORMATION; RISK OF THIRD PARTY CLAIMS OF INFRINGEMENT

     We consider our trademarks, copyrights, advertising, and promotion design and artwork to be of value and important to our business. We rely on a combination of trade secret, copyright and trademark laws and nondisclosure and other arrangements to protect our proprietary rights. We do not have any patents or patent applications pending. We generally enter into confidentiality or license agreements with our employees, distributors and customers, and limit access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use information that we regard as proprietary. The steps that we have taken to protect our proprietary information may not prevent misappropriation of such information and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products and services similar to those of the Company. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. While we believe that our trademarks, copyrights, advertising and promotion design and artwork do not infringe upon the proprietary rights of third parties, we may still receive future communications from third parties asserting that we are infringing, or may be infringing, on the proprietary rights of third parties. Any such claims, with or without merit, could be time-consuming, require us to enter into royalty arrangements or result in costly litigation and diversion of management personnel. If such claims are successful, we may not be able to obtain any licenses necessary for the operation of our business or, if obtainable, such licenses may not be able to obtained on commercially reasonable terms. In the event of a successful claim of infringement and our failure or inability to license the infringed or similar proprietary information, our business, financial condition and results of operations could be seriously harmed.

CONCENTRATION OF STOCK OWNERSHIP; ANTITAKEOVER PROVISIONS

     The present executive officers and directors of DG Systems and their respective affiliates own approximately 46% of our Common Stock. As a result, these shareholders will be able to control or significantly influence all matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of DG Systems. Furthermore, certain provisions of our Amended and Restated Articles of Incorporation and Bylaws, and of California law, could have the effect of delaying, deferring or preventing a change in control of DG Systems.

PREFERENTIAL RIGHTS OF PREFERRED STOCK

     DG Systems presently has 15,000,000 shares of Preferred Stock authorized. On August 12, 1998, the holders of 4,950,495 shares of Series A Convertible Preferred Stock, constituting all of the outstanding shares of the Series A Convertible Preferred Stock, elected to convert such shares into shares of our Common Stock. Accordingly, pursuant to our Articles of Incorporation, the Board of Directors has the authority to issue up to 10,049,505 additional shares of Preferred Stock and may divide such 10,049,505 remaining authorized shares of Preferred Stock into any number of series, to fix the number of shares of any such series and to determine the rights, preferences, privileges and restrictions granted to or imposed upon, any such series.

REGISTRATION RIGHTS

        In connection with the recent private placements of shares of our Common Stock, each as further described in "Description of Capital Stock," we agreed to use diligent efforts to prepare and file the registration statement on Form S-3, to which this prospectus forms a part, with the SEC for the purposes of registering the resale of such shares and to list such shares on the Nasdaq National Market. Certain other holders of our Common Stock, including former holders of our Series A Convertible Preferred Stock, previously have been granted demand and piggy-back registration rights, such that such holders will be entitled to include their shares in this registration process and any other such registration process. In addition, in connection with the December 9, 1998 issuance of warrants to purchase our Common Stock, as further described in "Description of Capital Stock," we granted the holders of such warrants demand registration rights with respect to the shares of Common Stock issuable upon exercise of such warrants.

        Following the successful completion of this registration and listing processes, the additional shares of DG Systems' Common Stock registered hereunder will be freely tradable in the public market, subject to volume limitations applicable to affiliates of DG Systems. The Registration Statement to which this Prospectus forms a part registers approximately 15,214,220 shares of our Common Stock, including shares of Common Stock issued upon conversion of our former Series A Convertible Preferred Stock. Sales of a substantial number of additional shares in the public market could seriously harm the market price of DG System's Common Stock and could impair our future ability to raise capital through the sale of its equity securities.

EXPANSION INTO INTERNATIONAL MARKETS

     Although our long-term plans include expansion of our operations to Europe and Asia, we do not at present have network operating center personnel experienced in operating in these locations. Telecommunications standards in foreign countries differ from those in the United States and may require us to incur substantial costs and expend significant managerial resources to obtain any necessary regulatory approvals and to comply with differing equipment interface and installation standards promulgated by regulatory authorities of those countries. Changes in government policies, regulations and telecommunications systems in foreign countries could require our products and services to be redesigned, causing product and service delivery delays that could seriously harm our operating results. Our ability to successfully enter these new markets will depend, in part, on our ability to attract personnel with experience in these locations and to attract partners with the necessary local business relationships. However, we cannot assure you that our products and services will achieve market acceptance in foreign countries. Our inability to successfully establish and expand our international operations may also limit our ability to obtain significant international revenues and could seriously harm our business, operating results and financial condition. Furthermore, international business is subject to a number of country-specific risks and circumstances, including

     o different tax laws,

     o difficulties in expatriating profits,

     o currency exchange rate fluctuations, and

     o the complexities of administering business abroad.

Moreover, to the extent we increase our international sales, our business, operating results and financial condition could be seriously harmed by these risks and circumstances, as well as by increases in duties, price controls or other restrictions on foreign currencies, and trade barriers imposed by foreign governments, among other factors.

POSSIBLE VOLATILITY OF SHARE PRICE

     The trading prices of our Common Stock may be subject to wide fluctuations in response to a number of factors, including:

     o variations in operating results,

     o changes in earnings estimates by securities analysts,

     o announcements of extraordinary events such as litigation or acquisitions,

     o announcements of technological innovations or new products or services by DG Systems or our competitors, and

     o general economic, political and market conditions.

In addition, stock markets have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of the securities of many high technology companies for reasons frequently unrelated to the operating performance of specific companies. These broad market fluctuations may adversely affect the market price of our Common Stock.

                                 USE OF PROCEEDS


     DG Systems will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS


        The following table sets forth certain information, as of December 10, 1998, with respect to the number of shares of Common Stock owned by the Selling Shareholders and as adjusted to give effect to the sale of the Shares offered hereby. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Shareholders may offer the Shares for resale from time to time. See "Plan of Distribution."

        The Shares being offered by the Selling Shareholders were acquired from the Company pursuant to private placement transactions effected on August 14, 1998 and December 9, 1998 and certain other private placement transactions. The Shares were issued pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof. Each of the Selling Shareholders represented to the Company that it was acquiring the Shares for investment and with no present intention of distributing the Shares.

        The Company has filed with the Commission, under the Securities Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq National Market or in privately-negotiated transactions. The Company has agreed to use commercially reasonable efforts to keep such Registration Statement effective for the lesser of until the date as to which all of the Shares may be sold by the holders of such Shares without registration in a single transaction pursuant to Rule 144(k) or until all Shares have been sold.

        The Shares offered by this Prospectus may be offered from time to time by the Selling Shareholders named below:

                                                Shares Beneficially                            Shares Beneficially Owned
                                              Owned Prior to Offering                             After the Offering
                                           -----------------------------                       -------------------------
                                           Number of                       Number of Shares    Number of
Name and Address of Selling Shareholder     Shares           Percent(1)      Being Offered       Shares       Percent(1)
---------------------------------------     ------           ----------      -------------       ------       ----------
Entities and individuals affiliated          446,428             1.7%          446,428             --             *
with East River Ventures(2)
645 Madison Avenue
New York, NY 10022

Scott K. Ginsburg(3)                       4,004,819            15.3%        3,634,419          370,400          1.4%
17340 Club Hill Drive
Dallas, TX 75248

GE Capital Information Technology            933,521             3.6%          933,521             --             *
Solutions
700 Canal Street
Stamford, CT 06902

Entities affiliated with Integral          1,475,448             5.6%        1,475,448             --             *
Capital Partners(4)
2750 Sand Hill Road
Menlo Park, CA 94025

                                                Shares Beneficially                            Shares Beneficially Owned
                                              Owned Prior to Offering                             After the Offering
                                           -----------------------------                       -------------------------
                                            Number of                      Number of Shares    Number of
Name and Address of Selling Shareholder      Shares          Percent(1)      Being Offered       Shares       Percent(1)
---------------------------------------    -----------       ----------    ----------------    ---------      ----------
Entities and individuals affiliated          1,341,738           5.1%            178,572       1,163,166          4.5%
with Glynn Capital Management(5)
Bldg. 4, Suite 235
3300 Sand Hill Road
Menlo Park, CA 94205

Entities affiliated with London              1,783,105           6.8%            495,605       1,287,500          4.9%
Merchant Securities plc(6)
Carlton House
33 Robert Adam Street
London W1M 5AH
ENGLAND

Entities affiliated with                     4,746,178          18.2%          4,746,178              --          *
Dawson-Samberg Capital Management,
Inc.(7)
354 Pequot Avenue
Southport, CT 06490-0760

Entities affiliated with Sierra              1,895,464           7.3%          1,295,464         600,000           2.3%
Ventures(8)
3000 Sand Hill Road
Building 4, Suite 210
Menlo Park, CA 94025

Entities affiliated with Technology          2,785,659          10.7%          1,967,859         817,800           3.1%
Crossover Ventures(9)
56 Main Street
Suite 210
Millburn, NJ 07041

Jeffrey Weinstein                                1,250           *                 1,250              --          *
800 Keeler Avenue
Berkeley, CA 94708

Bert L. Zaccaria                                39,476           *                39,476              --          *
3000 Sand Hill Road
Bldg. 3, Suite 210
Menlo Park, CA 94025
------------------------------------------------------------------------------------------------------------------------
TOTAL                                       19,453,086          74.4%         15,214,220       4,238,866          16.2%

----------------
*   Less than 1%

(1) Based upon 26,129,525 shares of Common Stock outstanding on December 10, 1998. This Registration Statement shall also cover any additional shares of Common Stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Company's outstanding shares of Common Stock.

(2) Includes 357,142 shares held in the name of Victory Ventures LLC, all of which are being offered hereby, and 89,286 shares held in the name of ERV Partners LLC, all of which are being offered hereby. Walter Carozza and Alexander Paluch are the co-Presidents and Managing Members of Victory Ventures LLC and ERV Partners LLC, respectively, and share voting and dispositive power with respect to the shares owned by such entities. Mr. Carozza and Mr. Paluch disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.

(3) Includes 2,920,134 shares held in the name of Moon Doggie Family Partnership. Scott K. Ginsburg, the Company's Chairman and Chief Executive Officer, is the sole general partner of Moon Doggie Family Partnership.

(4) Includes 653,597 shares held in the name of Integral Capital Partners III, L.P., all of which are being offered hereby, 147,674 shares held in the name of Integral Capital Partners International III, L.P., all of which are being offered hereby, 670,751 shares held in the name of Integral Capital Partners IV, L.P., all of which are being offered hereby, and 3,426 shares held in the name of Integral Capital Partners IV MS Side Fund, L.P., all of which are being offered hereby. Integral Capital Management III, L.P. is the sole general partner of Integral Capital Partners III, L.P. and the sole investment general partner of Integral Capital Partners International III, L.P. Integral Capital Management IV, LLC is the sole general partner of Integral Capital Partners IV, L.P. ICP MS Management IV, LLC is the sole general partner of Integral Capital Partners IV MS Side Fund, L.P. Integral Capital Management III, L.P., Integral Capital Management IV, LLC and ICP MS Management IV, LLC disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.

(5) Includes 178,572 shares owned directly by Glynn Ventures IV, L.P., all of which are being offered hereby. Glynn Capital Management II is the investment advisor to Glynn Ventures IV, L.P. and may be deemed to beneficially own the shares held by such entity. John W. Glynn, Jr., who directly owns 80,000 shares with respect to which he has sole voting and dispositive power, is the sole owner of Glynn Capital Management II. Also includes the following shares, none of which are being offered hereby:
    207,770 shares owned directly by Crown Associates III, L.P., 100,605 shares owned directly by Crown-Glynn Associates, L.P., 256,825 shares owned directly by The Crown Trust, 77,500 shares owned directly by Glynn Emerging Opportunity Fund, 34,600 shares owned directly by Glynn Investment, L.P., 27,700 shares owned directly by Glynn Buckley Investments, L.P., 109,166 shares owned directly by Glynn Ventures III, L.P., 84,200 shares owned directly by McMorgan Fund II, L.P., 3,000 shares owned directly by Glynn Capital Management 401(k) and 8,900 shares owned directly by Glynn Peterson. Glynn Capital Management, which directly owns 157,900 shares, is the investment advisor to Glynn Emerging Opportunity Fund, Glynn Buckley Investments, L.P., McMorgan Fund II, L.P., Glynn Investment, L.P. and Glynn Ventures III, L.P. and may be deemed to beneficially own the shares held by such entities. Mr. Glynn is the sole owner of Glynn Capital Management. Crown Capital Management, Ltd. is the investment advisor to The Crown Trust and may be deemed to beneficially own the shares held by such entity. David
    F. Bellet, who directly owns 10,000 shares with respect to which he has sole voting and dispositive power, Chester A. Siuda, and Mr. Glynn are the managing directors (the "Crown Managing Directors") of Crown Capital Management, Ltd. Crown-Glynn Advisors, Ltd. is the investment advisor to Crown Associates III, L.P. and Crown-Glynn Associates, L.P. and may be deemed to beneficially own the shares held by such entities. The Crown Managing Directors are the managing directors of Crown-Glynn Advisors, Ltd. Crown Partners III, L.P. is the general partner of Crown Associates III, L.P. and Messrs. Glynn, Bellet and Siuda as well as Jeffrey S. Hamren, Darryl Messinger, Steven Rosston, who directly owns 5,000 shares with respect to which he has sole voting and dispositive power, and Margaret S. McNamara are general partners (the "Crown General Partners") of Crown Partners III, L.P. Crown-Glynn Partners, L.P. is the general partner of Crown-Glynn Associates, L.P., and the Crown General Partners are the general partners of Crown-Glynn Partners, L.P.

(6) Includes 560,824 shares held in the name of Lion Investments Limited, 130,824 of which are being offered hereby, and 1,222,281 shares held in the name of Westpool Investment Trust plc, 364,781 of which are being offered hereby. Lion Investments Limited and Westpool Investment Trust plc are wholly-owned subsidiaries of London Merchant Securities plc.

(7) Includes 348,201 shares held in the name of Pequot Offshore Private Equity Fund, Inc., all of which are being offered hereby, 2,750,173 shares held in the name of Pequot Private Equity Fund, L.P., all of which are being offered hereby, 823,902 shares held in the name of Pequot International Fund, Inc., all of which are being offered hereby, and 823,902 shares held in the name of Pequot Partners Fund, L.P., all of which are being offered hereby. Dawson-Samberg Capital Management, Inc. is the investment advisor to Pequot Offshore Private Equity Fund, Inc., Pequot Private Equity Fund, L.P., Pequot International Fund, Inc. and Pequot Partners Fund, L.P. and may be deemed to beneficially own all of such shares. Lawrence D. Lenihan, Jr., a member of the Company's Board of Directors, is a principal and fund manager of Dawson-Samberg Capital Management, Inc. Mr. Lenihan disclaims beneficial ownership of all shares held or beneficially owned by or through such entity. Effective January 1, 1999, Dawson-Samberg Capital Management, Inc. spun-off a portion of its investment management business to Pequot Capital Management, Inc., including the beneficial ownership of all such shares formerly held by Dawson-Samberg Capital Management, Inc. Mr. Lenihan is a principal and minority shareholder of Pequot Capital Management.

(8) Includes 1,817,792 shares held in the name of Sierra Ventures IV, 1,242,379 of which are being offered hereby, and 77,672 shares held in the name of Sierra Ventures IV International, 53,085 of which are being offered hereby. SV Associates IV, L.P. is the sole general partner of Sierra Ventures IV and Sierra Ventures IV International. Jeffrey M. Drazan, a member of the Company's Board of Directors, is a general partner of SV Associates IV, L.P. Mr. Drazan disclaims beneficial ownership of all shares held or beneficially owned by or through such entity except to the extent of his pecuniary interest therein arising from general partnership interests therein. On or about January 20, 1999, 575,413 shares held in the name of Sierra Ventures IV, none of which are being offered hereby, were distributed to its general and limited partners and 24,587 shares held in the name of Sierra Ventures IV International, none of which are being offered hereby, were distributed to its general and limited partners. Subsequent to such distribution, 1,242,379 shares are held in the name of Sierra Ventures IV, all of which are being offered hereby, 53,085 shares are held in the name of Sierra Ventures IV International, all of which are being offered hereby, 2,543 shares are held in the name of Jeffrey M. Drazan, none of which are being offered hereby, and 597,457 shares are being held in the names of the general and limited partners of Sierra Ventures IV, Sierra Ventures IV International and/or SV Associates IV, L.P., none of which are being offered hereby.

(9) Includes 875,890 shares held in the name of Technology Crossover Ventures, L.P., 607,820 of which are being offered hereby, 69,365 shares held in the name of Technology Crossover Ventures, C.V., 48,135 of which are being offered hereby, 28,599 shares held in the name of TCV II, V.O.F., 20,387 of which are being offered hereby, 880,402 shares held in the name of Technology Crossover Ventures II, L.P., 627,582 of which are being offered hereby, 676,864 shares held in the name of TCV II (Q), L.P., 482,493 of which are being offered hereby, 120,118 shares held in the name of TCV II Strategic Partners, L.P., 85,624 of which are being offered hereby, and 134,421 shares held in the name of Technology Crossover Ventures II, C.V., 95,818 of which are being offered hereby. Technology Crossover Management, L.L.C. is the sole general partner of Technology Crossover Ventures, L.P. and the sole investment general partner of Technology Crossover Ventures, C.V. Technology Crossover Management II, L.L.C. is the sole general partner of Technology Crossover Ventures II, L.P., TCV II (Q), L.P. and TCV II Strategic Partners, L.P. and the sole investment general partner of TCV II, V.O.F. and Technology Crossover Ventures, C.V. Technology Crossover Management, L.L.C. and Technology Crossover Management II, L.L.C. disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.

                              PLAN OF DISTRIBUTION

        The Company will receive no proceeds from this offering. The Shares offered hereby may be sold by the Selling Shareholders from time to time in transactions in the over-the-counter market, on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). For the purposes of this Prospectus, the term "Selling Shareholders" shall include partners, donees, pledgees and other assignees selling Shares received from a Selling Shareholder named herein as well as any partners, members and other assignees selling Shares received from any of such partners, donees, pledgees or assignees.

        In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        The Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Shares may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit realized on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Shareholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under Securities Act.

        Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Shareholders (and, if it acts as agent for the purchase of such Shares, from such purchaser). Broker-dealers may agree with the Selling Shareholders to sell a specified number of Shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Shareholders, to purchase as principal any unsold Shares. Brokers-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such Shares commissions computed as described above.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

        The Selling Shareholders will pay all commissions and other expenses associated with the sale of Shares by it. The Shares offered hereby are being registered pursuant to contractual obligations of the Company, and the Company has agreed to bear certain expenses in connection with the registration and sale of the Shares being offered by the Selling Shareholders. The Company has not made any underwriting arrangements with respect to the sale of Shares offered hereby.

                          DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, without par value, and 15,000,000 shares of Preferred Stock, without par value.

COMMON STOCK

        On August 14, 1998, the Company issued 4,589,287 shares of Common Stock to certain existing institutional and closely associated investors in a private placement transaction pursuant to the terms of the Common Stock Subscription Agreement, effective August 14, 1998. These additional shares of Common Stock were issued at $2.80 per share, and the total proceeds to the Company, net of issuance costs, was approximately $12.7 million.

        On December 9, 1998, the Company issued 3,843,212 shares of Common Stock to certain other existing institutional and closely associated investors, 2,920,134 of which were issued pursuant to the terms of that certain Common Stock Subscription Agreement, dated September 29, 1998, at a price per share of $2.7396, and 923,078 of which were issued pursuant to that certain Common Stock and Warrant Subscription Agreement, dated December 9, 1998, at a price per share of $3.25. The gross proceeds to the Company from the issuance of these additional shares were approximately $11 million.

        As of December 10, 1998, there were 26,129,525 shares of Common Stock outstanding that were held of record by approximately 143 shareholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

        The Company's Articles of Incorporation authorizes 15,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock.

CONVERSION OF SERIES A CONVERTIBLE PREFERRED STOCK
        All 4,950,495 outstanding shares of the Company's Series A Convertible Preferred Stock were converted to Common Stock pursuant to the terms of the Series A Preferred Stock Conversion Agreement effective August 12, 1998. Each holder of Series A Preferred Stock received 1.1 shares of Common Stock for each Preferred share converted. The conversion of the Series A Convertible Preferred Stock to Common Stock at a ratio greater than 1:1 resulted in a deemed dividend equal to the value of the additional shares granted to the holders of Series A Convertible Preferred Stock on the date of conversion. This deemed dividend was considered a reduction in earnings in the computation of basic and diluted earnings per share for the quarter ended September 30, 1998 and the twelve months ended December 31, 1998.

CERTAIN PROVISION OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

        Certain provisions of law and the Company's Articles of Incorporation and Bylaws could make the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company's Articles of Incorporation also provide that so long as the Company shall have a class of stock registered pursuant to the Securities Exchange Act of 1934, as amended, shareholder action can be taken only at an annual or special meeting of shareholders and may not be taken by written consent.

REGISTRATION RIGHTS

        As of December 10, 1998, the holders of up to approximately 20,000,000 shares of Common Stock (assuming no exercise of options outstanding) (the "Registrable Securities") were entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreements between the Company and the holders of such Registrable Securities, if the Company proposed to register any of its securities under the Securities Act, either for its own account or, for certain such holders, for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Additionally, certain of such holders are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at its expense with respect to their shares of Common Stock, and the Company is required to use its reasonable efforts to effect such registration. Further, certain such holders may require the Company to file additional registration statements on Form S-3. All of these registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration.

WARRANTS

        In connection with certain financing and leasing transactions made in 1993 through 1996, the Company issued warrants to purchase at fair market value an aggregate of 35,000 shares of Series A Preferred Stock with exercise prices at a range of $2.00 to $3.00 per share in January 1993 and April 1994, 71,174 shares of Series B Preferred Stock at an exercise price of $2.70 per share in October 1994, 60,000 shares of Series C Preferred Stock at an exercise price of $6.00 per share in June 1995 and 67,500 shares of Series D Preferred Stock at an exercise price of $8.00 per share in January 1996. On December 31, 1995, warrants to purchase 15,000 shares of Series C Preferred Stock were canceled pursuant to the terms of the warrant agreement. A total of 29,161 of warrants to purchase Series A Preferred Stock were exercised in return for surrender of the remaining 5,839 warrants upon the closing of the Company's initial public offering in February 1996. The remaining warrants to purchase Series B, Series C and Series D Preferred Stock, which expire on the earlier of ten years from the date of the related warrant agreement or five years from the effective date of the Company's initial public offering, were converted into warrants to purchase Common Stock of the Company as per the conversion terms of the respective agreements.

        In December 1996, the Company issued warrants to purchase 9,351 shares of Common Stock at an exercise price of $8.02 per share in connection with an increase in an existing lease line. The warrants expire in 2006.

        In January 1997, the Company completed an agreement to finance an additional $6.0 million of equipment purchases through a long-term credit facility which can be drawn against through December 31, 1997. In December 1997, the term of the agreement was extended to June 30, 1998. Warrants to purchase 112,500 shares of the Company's Common Stock at an exercise price of $8.00 per share were issued to the lender per the terms of the agreement and the warrants were subsequently repriced at an exercise price of $4.42 per share in return for the extension of the agreement.

        In December 1997, warrants to purchase 186,652 shares of the Company's Common Stock were issued at an exercise price of $4.42 in connection with a new loan agreement to finance an additional $2 million of equipment purchases and $3.5 million of working capital through a long-term facility which can be drawn upon through December 1998.

        In December 1998, warrants to purchase 1,921,607 shares of the Company's Common Stock were issued at an exercise price of $3.25 in connection with the private placement of Common Stock to certain existing institutional and other closely associated investors. The warrants are not exercisable for a minimum of one year and, thereafter, their exercisability is based on the performance of the Company's Common Stock. The warrants expire in December 2001.

        In December 1998, a warrant to purchase 1,548,460 shares of the Company's Common Stock were issued at an exercise price of $3.25 in connection with the appointment of the Company's new Chairman of the Board and Chief Executive Officer. The warrant is not exercisable for a minimum of one year and, thereafter, its exercisability is based on the performance of the Company's Common Stock and the continued service of the Company's Chief Executive Officer. The warrant expires in December 2003.

TRANSFER AGENT AND REGISTRAR

        The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                                  LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for the Company by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                     EXPERTS


        The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Digital Generation Systems, Inc. for the year ended December 31, 1997 have been so incorporated in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        No dealer, salesperson, Selling Stockholders or any other person has been authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or any other person. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of the Prospectus.

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional
Offices: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. Reports, proxy and information statements and other information filed electronically by the Company with the Commission are available at the Commission's world wide web site at http://www.sec.gov.

        The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments, exhibits and schedules, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with the Commission, with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements contained in this Prospectus regarding the contents of any contract or other document to which reference is made are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of the fees prescribed by the Commission.

                      INFORMATION INCORPORATED BY REFERENCE

        The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus and made a part hereof:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on March 31, 1998.

         2. The Company's Quarterly Report on Form 10-Q, dated March 31, 1998, filed with the Commission on May 15, 1998.

         3. The Company's Quarterly Report on Form 10-Q, dated June 30, 1998, filed with the Commission on August 14, 1998.

         4. The Company's Quarterly Report on Form 10-Q, dated September 30, 1998, filed with the Commission on November 16, 1998.

         5. The Company's Current Report on Form 8-K, dated January 8, 1998, filed with the Commission on January 26, 1998.

         6. The Company's Current Report on Form 8-K, dated September 25, 1998, filed with the Commission on October 13, 1998, and as amended November 12, 1998.

         7. The Company's Current Report on Form 8-K, dated December 3, 1998, filed with the Commission on December 3, 1998.

         8. The Company's Current Report on Form 8-K, dated December 11, 1998, filed with the Commission on December 28, 1998.

         9. The company's Definitive Proxy Statement as filed with the Commission on March 31, 1998.

        10. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A as filed with the Commission on January 26, 1996.

        All documents filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

        Upon written or oral request, the Company will provide without charge to each person to whom a copy of the Prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). Requests should be directed to Investor Relations, Digital Generation Systems, Inc., 875 Battery Street, San Francisco, California 94111, (415) 276-6600.

                               -----------------

        DGS, Digital Generation Systems and the DG logo are trademarks of the Company. All other trademarks or trade names referred to herein are the property of their respective owners.

                                -----------------

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.





                                15,214,220 SHARES

                        DIGITAL GENERATION SYSTEMS, INC.

                                  COMMON STOCK

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                              FEBRUARY 12, 1999

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